

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via E-mail
Mr. José Antonio Guaraldi Félix
Net Serviços de Comunicação S.A.
Rua Verbo Divino, 1356
São Paulo-SP-04719-002
Brazil

        Re: Net Serviços de Comunicação S.A.
                Form 20-F
                Filed June 30, 2011
                File No. 0-28860

Dear Mr. Félix:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 49

1.   We refer to your statement on page 63 where you indicate that you expect your cash
        generating abilities to improve because you are in the process of combining a number of
        your operating and non-operating subsidiaries. This statement is overly general. Please
        revise your discussion and analysis to describe this matter and why it will have an impact
        on future operations and has not had an impact in the past. You should describe why this
        administrative project would improve your cash generating abilities and whether you
        believe the outcome would be material to your liquidity and capital resources. In your
        response, please provide us with your proposed, revised disclosures.

2.   We also note your statement on page 63 that you believe your cash generation, in
        addition to your current position in cash and cash equivalents will be sufficient in the
        near term to cover all expected cash outflows and your discussion of liquidity
        requirements and resources on page 65. Although you state that you do not expect that
        you will need to raise funds to meet your anticipated cash requirements in 2011, it is not
        clear how you view your liquidity on a short- and long-term basis. Please revise your
        discussion of liquidity and capital resources to describe your ability to generate adequate
        amounts of cash and meet your cash needs on both a short- and long-term basis. If you
        continue to use "near term" in your analysis, ensure that you have provided a clear
        definition of this reference. In your response, provide us with your proposed, revised
        disclosures.

3.   We refer to the debt payments due in less than one year in the amount of R$66.7 million
        as presented on page 66. Please tell us why this amount differs from the current portion
        of your long-term debt disclosed on page F-44 in the amount of R$104.9 million.

Note 6. Finance Results, page F-33

4.   Please revise to disclose the nature and related amounts of the losses reported in the
        category 'finance charges and monetary exchange – related parties." In your response,
        provide us with your proposed, revised disclosures.

Note 20. Commitments and Provisions, page F-55

II) Provisions, page F-55

5.   We refer to your discussion of provisions beginning on page F-55. Please revise to
        disclose the expected timing of any resulting outflows of economic benefits and an
        indication of the uncertainties about the amount or timing of outflows associated with
        each of your labor, civil, tax and social security provisions. Please refer to paragraph 85
        of IAS 37. In your response, provide us with your proposed, revised disclosures.

III) Contingent Liabilities not Recorded, page F-55

6.   Please tell us how you have complied with the paragraphs 86(b) and 86(c) of IAS 37 regarding any applicable contingent liabilities. If any of the information required by paragraph 86 is not disclosed because it is not practicable to do so, please state that fact. In your response, provide us with your proposed, revised disclosures.

7.   We refer to the tax-deficiency notice received by Net São Paulo Ltda. from the Federal Revenue Service alleging that you had improperly recognized tax credits related to goodwill between 2004 and 2008. We note that the lower court reduced the amount due in October 2010 to R$274.1 million (income taxes) and R$97.8 million (social contribution), but that the alleged improper recognition of tax credits with respect to goodwill were upheld. You state that you have changed the probability of loss from remote to possible. Please tell us your basis for concluding that no accruals are necessary. Include in your analysis any history that you have with this taxing authority including prior assessments and appeals.

8.   We refer to the tax assessment issued against you by the authorities of Santo André city in the amount of R$115.9 million. Please tell us your basis for concluding that no accrual is necessary. Include in your analysis any history that you have with this taxing authority including prior assessments and appeals.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3838 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director